Filed pursuant to Rule 433
Registration No. 333-134553

For Immediate Release	Media Contact:	Kerrie Cohen (212) 526-4092

	Investor Contact:	Ed Grieb (212) 526-0588

LEHMAN BROTHERS PRICES $4.0 BILLION OFFERING OF
CONVERTIBLE PREFERRED STOCK

NEW YORK, April 1, 2008 — Lehman Brothers Holdings Inc. (NYSE: LEH) today announced that it had priced a $4.0 billion offering of 4,000,000 shares of 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series P, with a par value of $1.00 per share and a liquidation preference of $1,000 per share (the “Preferred Stock”). Each share of the Preferred Stock will be convertible at any time, at the option of the holder, into 20.0509 shares of Lehman Brothers Holdings Inc.’s common stock, which represents an initial conversion price of approximately $49.87 per common share.

The Firm said it conducted the offering after receiving substantial interest from several key long-term clients and institutional investors.  As previously stated by the Firm, the proceeds from the offering will be used to bolster its capital and increase financial flexibility.

“The significant oversubscription for this deal demonstrates the confidence that investors have in Lehman Brothers.  The success of the transaction is also reflective of the strength of the business model, the capital base and liquidity profile of the Firm as we continue to successfully weather challenging environments,” said Erin Callan, managing director and chief financial officer of Lehman Brothers and a member of the Firm’s executive committee.

The Firm will pay dividends on the Preferred Stock quarterly in arrears on January 1, April 1, July 1, and October 1 of each year, beginning July 1, 2008, at a rate of 7.25% per annum, if and when declared by its board of directors.

The conversion rate and the conversion price will be subject to adjustments in certain circumstances. On or after April 1, 2013, the Firm may, at its option, cause some or all of the Preferred Stock to be converted into shares of its common stock at the then applicable conversion rate if, for 20 trading days during any period of 30 consecutive trading days, the closing price of its common stock exceeds 130% of the then applicable conversion price of the Preferred Stock.

The Firm intends to apply to list the Preferred Stock on the New York Stock Exchange.

Lehman Brothers Inc. served as sole book-running manager of the offering of Preferred Stock. The offering has been made under Lehman Brothers Holdings’ existing shelf registration statement filed with the Securities and Exchange Commission.

When available, copies of the prospectus supplement and accompanying prospectus relating to the offering can be obtained from Lehman Brothers Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847 fax: 631-254-7140, or email: qiana.smith@broadridge.com.

Lehman Brothers (ticker symbol: LEH), an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients, and high net worth individuals worldwide.  Founded in 1850, Lehman Brothers maintains leadership positions in investment banking, equity and fixed income sales, trading and research, private investment management, asset management and private equity.  The Firm is headquartered in New York, with regional headquarters in London and Tokyo, and operates in a network of offices around the world.  For further information about Lehman Brothers’ services, products and recruitment opportunities, visit the Firm’s Web site at www.lehman.com. Lehman Brothers Inc. is a member of SIPC.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. These statements are not historical facts, but instead represent only the Firm’s expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include risks and uncertainties relating to market fluctuations and volatility, industry competition and changes in the competitive environment, investor sentiment, liquidity and credit ratings, credit exposures, operational risks and legal and regulatory matters. The Firm’s actual results and financial condition may differ, perhaps materially, from the anticipated results and financial condition in any such forward-looking statements and, accordingly, readers are cautioned not to place undue reliance on such statements. The Firm undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. For more information concerning the risks and other factors that could affect the Firm’s future results and financial condition, see “Risk Factors” in the prospectus supplement and accompanying prospectus relating to the offering and in the documents incorporated by reference therein.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

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